Exhibit 1

For Immediate Release

Supercom selected FOR $22 MILLION IN NEW CONTRACTS

Herzliya, Israel, August 4, 2014 – SuperCom Ltd. (NASDAQ: SPCB), a leading provider of Electronic Intelligence Solutions for National ID, Public Safety and Healthcare, today announced that it has been selected as the winning bidder for new contracts representing more than $22 million in size.

SuperCom will provide its various core and flexible electronic-ID solutions, with potential for additional follow-on orders in the future as is commonly realized with new customers. The majority of the revenue from the implementation of these contracts will be recognized within the next 9 months.

Commented Arie Trabelsi, President and CEO of SuperCom, “We are very pleased to have been selected as the winning bidders for these new significant contracts, clearly demonstrating our abilities and success in monetizing our vast and growing pipeline. We believe that these type of contracts are the initial stage in our building of a long-term relationship with new customers and will potentially bring us additional orders in the future. We continue to see fantastic growth in demand for our e-ID and M2M solutions globally, and we believe our success so far in 2014 only marks the beginning of strong and exciting international growth.”

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Investor Relations Contacts: Ehud Helft & Kenny Green GK Investor Relations Tel: 1 646 201 9246 supercom@gkir.com	Company Contact: Ordan Trabelsi, President North America Tel: 1 212 675 4606 ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about contracts and bid wins, business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.